MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

October 15, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Proposed Reorganization of Federated Liberty U.S. Government Money Market Trust (the “Acquired Fund”) into Federated Government Reserves Fund (the “Acquiring Fund”)

1933 Act File No. 333-207029

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your comments provided on October 7, 2015 with respect to its Preliminary Registration Statement on Form N-14, submitted on September 18, 2015 and to its Pre-Effective Amendment No. 1 submitted on September 28, 2015.

COMMENT 1. With respect to the FAQ “wrapper,” under “Why has the Board of Trustees recommended that I vote in favor of the Reorganization?” in the third paragraph above the table, please disclose that the Acquiring Fund’s “total annual fund operating expenses” are “total net annual fund operating expenses.”

RESPONSE: The requested change has been made.

COMMENT 2. With respect to the FAQ “wrapper,” under “Why has the Board of Trustees recommended that I vote in favor of the Reorganization?” please confirm why the fee waiver termination date in the footnote below the expense comparison table is different from the fee waiver termination date in the pro forma fee table within the body of the Prospectus/Proxy Statement.

RESPONSE: The fee waiver termination date under the table on the FAQ wrapper reflects the fee waiver termination date disclosed in the currently effective prospectus dated July 20, 2015 for the Acquiring Fund. A similar footnote is found under the pro forma fee tables on pages 7 through 11 of the Prospectus/Proxy Statement. This footnote restates the fee waiver termination date and contemplates that it will be extended if the reorganization is approved by shareholders.

COMMENT 3. With respect to the fourth bullet point in the Summary section under “Reasons for the Proposed Reorganization,” in the second paragraph please clarify why the Acquiring Fund has potential for greater efficiencies and investment opportunities. What did the Board consider in recommending the reorganization to the Acquired Fund’s shareholders?

In addition, please clarify the statement in the second to last summary paragraph that Acquired Fund shareholders will be invested in a fund that the investment adviser believes would be better suited to meet investor demands in response to the implementation of the amendments to the requirements of Rule 2a-7.

RESPONSE: In addition to the other factors that the Board considered in recommending the reorganization to shareholders, the Board considered that the Acquired Fund shareholders will be receiving shares in a competitive and viable fund with lower share class expense ratios than the expense ratios of the Acquired Fund if its investment adviser were to eliminate or substantially reduce the Acquired Fund’s current voluntary waivers. The Acquiring Fund’s shareholders will benefit from the increase in assets (and thus greater purchasing power in the marketplace) resulting from the proposed reorganization and the pro forma total expenses of the Acquiring Fund are expected to decrease slightly after the proposed reorganization.

With respect to the statement about Rule 2a-7, this statement was meant to explain that in anticipation of this reorganization, the investment adviser has recommended and the Board on behalf of the Acquiring Fund has approved the adoption of certain policies in response to the implementation of the amendments to the requirements of Rule 2a-7 under the 1940 Act. Among other items, this includes being designated as a government money market fund and adopting non-fundamental investment policies to operate as one. Similar policies have not been adopted on behalf of the Acquired Fund.

COMMENT 4. With respect to “Comparison of Investment Objectives, Policies and Risks” please highlight specific differences between the Acquiring Fund and the Acquired Fund.

RESPONSE: The requested disclosure will be added.

COMMENT 5. With respect to the “Comparison of Risks”, please remove the bullet next to the last paragraph following the Technology Risk bullet point and consider moving the paragraph to the introductory paragraph

RESPONSE: The bullet and related disclosure has been removed as the introductory paragraph to the “Comparison of Risks” section provides the relevant disclosure.

COMMENT 6. With respect to “Comparison of Investment Limitations” in the right column under the Acquiring Fund’s “Diversification (Fundamental)” limitation please clarify the term “more rigorous” in the last sentence of the paragraph.

RESPONSE: The Registrant believes that the statement was intended to convey that in addition to maintaining a fundamental diversification policy consistent with Section 5(b)(1)of the 1940 Act, the Fund also maintains an additional non-fundamental diversification policy under Rule 2a-7. This statement reflects the exact disclosure included in the Acquiring Fund’s Statement of Additional Information.

COMMENT 7. With respect to the Fee Table, please confirm that there is no recoupment of fees.

RESPONSE: The Registrant confirms that there is no program in place that provides that fees waived may be recouped within three years.

COMMENT 8. With respect to the Fee Table Example, please confirm that the waivers are not part of the Example calculations and recheck the numbers.

RESPONSE: The Registrant confirms that waivers are not part of the Example calculations.  All numbers are calculated on Total Annual Operating Expenses.  The Registrant confirms that the numbers have been recalculated and are correct as presented.

COMMENT 9. With respect to the Fee Table Example for the Acquired Fund Class B Shares, in the expenses assuming redemption, please confirm 5.50% was used when calculating these numbers.

RESPONSE: 5.50% was used in calculations for the first year.  Remaining years are calculated on a sliding scale as disclosed in the Acquired Fund’s prospectus.

COMMENT 10. With respect to the “Average Annual Total Return Table” for the Acquired Fund Class B Shares, please confirm the performance numbers disclosed.

RESPONSE: The Registrant has confirmed the numbers as presented.  Calculations include the CDSC.

COMMENT 11.  With respect to “Description of the Agreement and the Plan of Reorganization,” the Staff commented that it appeared that this section was missing one paragraph regarding the valuation of assets that was included in the N-14 for the reorganization of Federated Automated Government Cash Reserves into Federated Government Obligations Tax-Managed Fund.

RESPONSE:  The Registrant confirms that the section titled “Description of the Agreement and the Plan of Reorganization” has been revised such that it is consistent with the corresponding revised section of the N-14 for the reorganization of Federated Automated Government Cash Reserves into Federated Government Obligations Tax-Managed Fund.

COMMENT 12. With respect to the first sentence in the fourth paragraph under “Background and Board Considerations Relating to the Reorganization,” please clarify that the investment adviser will retain the Acquired Fund’s assets under its management.

RESPONSE: The Registrant will add disclosure that, as a result of the proposed reorganization, the investment adviser will retain the Acquired Fund’s assets under its management.

COMMMENT 13. With respect to “Description of FGRF’s Share Classes and Capitalization,” under the Acquired Fund’s Class A Shares, please confirm the Adjustment number of $54,671 and related footnote about capital contribution. In addition, clarify what this capital contribution is and why it is necessary.

RESPONSE: As the total assets of the Acquired Fund are less than the shares outstanding, a capital contribution is necessary to ensure that the assets and shares are equal.  If left as is, it could impact the shareholders of the Acquiring Fund in a negative way.

COMMENT 14. With respect to “Description of FGRF’s Share Classes and Capitalization” under the Acquired Fund’s Class C Shares, please confirm the total assets, they appear to be off by $100.

RESPONSE: The total assets for the Acquired Fund’s Class C Shares should be $10,977,885.  This will be corrected.

15. With respect to “Description of FGRF’s Share Classes and Capitalization” under the Acquired Fund’s Class F Shares, please confirm why the $100 is not included.

RESPONSE: The Registrant has re-examined the numbers and confirms they are correct. $100 of the Acquiring Fund is included in the total.

COMMENT 16. With respect to the section “About the Proxy Solicitation and The Special Meeting’ please confirm the anticipated cost and who will pay. There appears to be a discrepancy between the cost of $71,023 anticipated to be paid to Broadridge and the $56,390 of anticipated direct proxy expenses that the Acquired Fund will pay as disclosed in the FAQ wrapper.

RESPONSE: The $71,023 disclosed in the Acquired Fund’s Prospectus/Proxy Statement should match the $56,390 figure shown in the FAQ wrapper. This will be corrected.

COMMENT 17. With respect to the “Financial Highlights”, please move to the body of the N-14 from Annex B.

RESPONSE: The Registrant asserts that Annex B is a part of the full Prospectus/Proxy Statement. A clarifying statement will be made to the heading “Financial Highlights” on page 10 to highlight where the Financial Highlights can be found:

“Financial Highlights (see Annex B of this Prospectus/Proxy Statement)”

COMMENT 18. Please confirm that the named proxies have discretionary authority to adjourn the meeting and that a shareholder vote is not required.

RESPONSE: Pursuant to the Registrant’s organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

Additionally, the proxy statement has been revised to include disclosure under the “Notice of Special Meeting of Shareholders” and “PROXIES, QUORUM AND VOTING AT THE SPECIAL MEETING” sections to clearly disclose that any such vote in FAVOR or AGAINST any proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the proposal at the Special Meeting as set forth below:

Any such vote in FAVOR or AGAINST the proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the Special Meeting.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8830.

Very truly yours,

/s/ Seana N. Banks

Seana N. Banks

Senior Paralegal